# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
## SCHEDULE 14A
(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

☑ Filed by the Registrant               ☐ Filed by a Party other than the Registrant

CHECK THE APPROPRIATE BOX:

| | |
|---|---|
| ☐ | Preliminary Proxy Statement |
| ☐ | Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |
| ☐ | Definitive Proxy Statement |
| ☑ | Definitive Additional Materials |
| ☐ | Soliciting Material Under Rule 14a-12 |



## Service Corporation International

(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

| | |
|---|---|
| ☑ | No fee required. |
| ☐ | Fee paid previously with preliminary materials. |
| ☐ | Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11. |

# Service Corporation International

## Supplement to Definitive Proxy Statement dated March 26, 2026, as Amended

## For the 2026 Annual Meeting of Shareholders to be held on May 6, 2026

On March 26, 2026, Service Corporation International (the "Company") filed a definitive proxy statement (the "Initial Proxy Statement") with the Securities and Exchange Commission ("SEC") relating to its Annual Meeting of Shareholders to be held on May 6, 2026.  An amendment and restatement of the Initial Proxy ("Amendment No. 1") was filed on March 31, 2026.  This supplement ("Supplement") is filed with the SEC and is made available to shareholders on April 3, 2026. This Supplement should be read in conjunction with Amendment No. 1.

This Supplement reflects a formatting change to indicate by underscore the new text that, if approved, would amend part of Article Thirteen of the Company's Restated Articles of Incorporation.

Except as described above, this Supplement to Amendment No. 1 does not modify, amend, supplement or otherwise affect Amendment No. 1. From and after the date of this Supplement, any references to the "Proxy Statement" are to Amendment No. 1 and this Supplement collectively.

# Annex E: Proposal 6 - Amendment to the Articles of Incorporation to Limit the Liability of Officers as Permitted by Law

## Proposed Amendment to Service Corporation International's Restated Articles of Incorporation

As indicated by strike-through (for deleted text) and underscore (for new text), the Articles of Incorporation, if approved, would be amended by deleting and amending parts of Article Thirteen as follows:

A director~~To the fullest extent permitted by the TBOC, directors and officers~~ of the corporation ~~shall~~will not be personally liable to the corporation or its shareholders for monetary damages for an act or omission in ~~the director's~~such person's capacity as a director or officer, except for liability for (i) ~~for~~any breach of ~~the director's~~such person's duty of loyalty to the corporation or its shareholders, (ii) ~~for~~acts or omissions not in good faith ~~or which~~that constitute a breach of duty to the corporation or involve intentional misconduct or a knowing violation of law, (iii) ~~for~~any transaction from which ~~the director received an~~such person derived any improper benefit, regardless of whether ~~or not~~the benefit resulted from an action taken within the scope of ~~the director's office, (iv) for acts or omissions~~such person's duties or (iv) an act or omission for which the liability of ~~a director~~such person is expressly provided ~~by statute, or (v) for acts related to an unlawful stock repurchase or dividend payment.  Any repeal or amendment of this Article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any~~for by an applicable statute. If the TBOC is amended hereafter to authorize the further limitation ~~on~~of the liability of ~~a director of the corporation existing at the time of such repeal or amendment.  In addition to the circumstances in which a director of the corporation is not liable as set forth in the preceding sentences, a director shall not be liable~~directors or officers, then the limitation on personal liability provided in this Article Thirteen will, without the necessity of further action by the corporation or the Board of Directors, be modified to provide such limitation to the fullest extent permitted by ~~any provision of the statutes of Texas hereafter enacted that further limits the liability of a director~~the TBOC as so amended.